Exhibit 99.1

N E W S     R E L E A S E

Siyata Mobile Inc. Annual General Meeting

Vancouver, BC – December 30, 2020 – Siyata Mobile Inc. (NasdaqCM: SYTA, SYTAW) announces that its Annual General Meeting of shareholders, which was convened in Vancouver yesterday, was adjourned due to the Company’s new quorum requirements for the Meeting not having been met. The Meeting has been adjourned until February 23, 2021. Further details on the submission of proxies for the adjourned Meeting will be sent to the Company’s shareholders in accordance with applicable regulatory requirements. Proxies received up until the initial proxy cut-off time for the Meeting were overwhelmingly in favour of all resolutions put forward to the Company’s shareholders.

About Siyata

Siyata Mobile Inc. is a Business-to-Business (B2B) global vendor of next generation Push-To-Talk over Cellular (PoC) devices and cellular booster systems. Its portfolio of in-vehicle and rugged smartphones enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to improve communication, increase situational awareness and save lives.

Its portfolio of enterprise cellular booster systems enables first responders and enterprise workers to amplify its cellular signal in remote areas, inside structural buildings where signals are weak and within vehicles for maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its warrants under “SYTAW”.

Visit siyatamobile.com and unidencellular.com/ to learn more.

On Behalf of the Board of Directors of:

SIYATA MOBILE INC.

Marc Seelenfreund

CEO

Investor Relations:

Trevor Brucato, Managing Director

RBMG (RB Milestone Group LLC)

syta@rbmilestone.com

Sales Department:

Glenn Kennedy, VP Sales

Siyata Mobile Inc.

416-892-1823

glenn_kennedy@siyatamobile.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Siyata is using forward-looking statements in this press release when it discusses the expected timing of the adjourned Annual General Meeting. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.